

July 24, 2015

Via E-mail
Michael M. Brown
Chief Executive Officer
McGregor Power Systems, Inc.
4426 N. 21st St.
Ozark, MO 65721

> **Re:** **McGregor Power Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 17, 2015**
> **File No. 333-202731**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2015 letter.

Undertakings

1. We note your response to comment 7 in our letter dated July 17, 2015. Please remove the undertaking in section 5 of the registration statement. Also, please add the undertaking required by Item 512(h) of Regulation S-K which begins with "Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted . . .".

Exhibits

2. Please include a current auditor's consent in any future filing in accordance with Item 601(b) 23 of Regulation S-K.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Joseph LaCome, Esq